Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
		Year Ended December 31
(Dollars in millions)	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
Excluding Interest on Deposits
Income before income taxes	$14,942	$25,153	$22,070	$7,963	$14,733	$2,535
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(88)	(262)	(152)	(222)	(66)	212
Fixed charges:
Interest expense	5,184	8,946	9,688	9,855	11,359	14,754
1/3 of net rent expense (1)	420	883	945	1,023	1,091	1,092
Total fixed charges	5,604	9,829	10,633	10,878	12,450	15,846
Preferred dividend requirements	1,274	2,363	2,067	1,506	1,746	968
Fixed charges and preferred dividends	6,878	12,192	12,700	12,384	14,196	16,814
Earnings	$20,458	$34,720	$32,551	$18,619	$27,117	$18,593
Ratio of earnings to fixed charges	3.65	3.53	3.06	1.71	2.18	1.17
Ratio of earnings to fixed charges and preferred dividends	2.97	2.85	2.56	1.50	1.91	1.11

		Year Ended December 31
(Dollars in millions)	Six Months Ended June 30, 2017	2016	2015	2014	2013	2012
Including Interest on Deposits
Income before income taxes	$14,942	$25,153	$22,070	$7,963	$14,733	$2,535
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(88)	(262)	(152)	(222)	(66)	212
Fixed charges:
Interest expense	5,812	9,961	10,549	10,935	12,755	16,744
1/3 of net rent expense (1)	420	883	945	1,023	1,091	1,092
Total fixed charges	6,232	10,844	11,494	11,958	13,846	17,836
Preferred dividend requirements	1,274	2,363	2,067	1,506	1,746	968
Fixed charges and preferred dividends	7,506	13,207	13,561	13,464	15,592	18,804
Earnings	$21,086	$35,735	$33,412	$19,699	$28,513	$20,583
Ratio of earnings to fixed charges	3.38	3.30	2.91	1.65	2.06	1.15
Ratio of earnings to fixed charges and preferred dividends	2.81	2.71	2.46	1.46	1.83	1.09

(1)	Represents an appropriate interest factor.